OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Helix Energy Solutions Group, Inc.
(Name of Issuer)
Common Stock (no par value)
(Title of Class of Securities)
42330P107
(CUSIP Number)
March 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42330P107	13G

1	NAMES OF REPORTING PERSONS:
	Greenlight Capital, L.L.C.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,992,494

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,992,494

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,992,494

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	42330P107	13G

1	NAMES OF REPORTING PERSONS: Greenlight Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3871632

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		3,186,400

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,186,400

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,186,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	42330P107	13G

1	NAMES OF REPORTING PERSONS: DME Advisors, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-1365209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		487,047

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		487,047

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	487,047

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

CUSIP No.	42330P107	13G

1	NAMES OF REPORTING PERSONS: David Einhorn

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		6,665,941

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,665,941

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,665,941

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc., “Greenlight”), DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner to Advisors, and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).
     This Schedule 13G relates to common stock, no par value (“Common Stock”), of Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Issuer”), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”) for which Greenlight Inc. acts as the investment advisor, and (iv) any managed accounts for which Advisors acts as investment manager.
Item 1.

(a)	Name of Issuer.

Helix Energy Solutions Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

400 N. Sam Houston Parkway E. Suite 400 Houston, Texas 77060
Item 2.

(a)	Name of Person Filing.

Greenlight Capital, L.L.C., Greenlight Capital, Inc., DME Advisors, L.P. and David Einhorn

(b)	Address of Principal Business Office, or, if none, Residence.

140 East 45th Street, 24th Floor New York, New York 10017

(c)	Citizenship.

Greenlight LLC is a limited liability company organized under the laws of the State of Delaware. Greenlight Inc. is a corporation organized under the laws of the State of Delaware. Advisors is a limited partnership organized under the laws of the State of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

(d)	Title of Class of Securities.

Common Stock.

(e)	CUSIP Number.

42330P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Inapplicable.

Item 4.	Ownership.
(a)	As of March 15, 2007, Greenlight and Mr. Einhorn beneficially owned in the aggregate 6,665,941 shares of Common Stock of the Issuer.
(b)	Greenlight and Mr. Einhorn are the beneficial owners of 7.3% of the Issuer’s outstanding Common Stock. This percentage was calculated by dividing (i) the 6,665,941 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of March 15, 2007, by (ii) 91,228,195, the number of shares of Common Stock outstanding as of February 27, 2007, as reported on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2007.
(c)	Greenlight has the sole power to vote and dispose of the 6,665,941 shares of Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 6,665,941 shares of Common Stock beneficially owned by Greenlight.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 6,665,941 shares of Common Stock owned by Greenlight Fund, Greenlight Offshore, Greenlight Qualified or any managed account managed by Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement by and between Greenlight and Daniel Roitman on behalf of David Einhorn.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 15, 2007

Greenlight Capital, L.L.C.
By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.
By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.
By:	DME Advisors GP, L.L.C.,
its general partner

By:	/S/ DANIEL ROITMAN
Daniel Roitman, Chief Operating
Officer

/S/ DANIEL ROITMAN
Daniel Roitman, on behalf of David Einhorn

* The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.